UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A

Date of Report: October 31, 2024

FAST CASUAL CONCEPTS, INC.

(Exact name of issuer as specified in its charter)

WY	83-4100110
State of incorporation or organization	(I.R.S. Employer Identification No.)

141 Amsterdam Rd.,

Grove City, PA 16127

(Full Mailing Address of Principal Executive Offices)

(727)-692-3348

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 7.	Departure of Certain Officers

The company announces Tim Seivers has resigned as an officer and director of the Company.

His resignation was effective as of 7/21/2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fast Casual Concepts, Inc.

By	(Signature and Title)
/s/George Athanasidis	CEO/Director

Date 10/31/2024